March 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Gladstone Commercial Corporation (the “Company”)

Form S-3, Registration No. 333-277877

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, to become effective as of 5:00 p.m. (Eastern time) on March 21, 2024, or as soon as practicable thereafter.

Very truly yours,

Gladstone Commercial Corporation

By:	/s/ David J. Gladstone
David J. Gladstone
Chairman and Chief Executive Officer

cc:	Michael LiCalsi, General Counsel

Abby E. Brown, Squire Patton Boggs (US) LLP